Significant Potential Demonstrated in Trans-Orient Petroleum’s
Multi-million Acre New Zealand Permits

Seismic proceeding to define drilling locations in conventional and unconventional opportunities

Vancouver, BC, January 8, 2008 - CNW – Canadian-based oil and gas explorer Trans-Orient Petroleum Ltd. (TOPLF/OTCBB) is pleased to provide an activity update on its 100%-controlled onshore East Coast Basin project in New Zealand.

Waipawa-Whangai fractured shale source rock returns porosities of 22-30%
Trans-Orient’s unconventional play is moving forward with positive results. International oil services company Core Laboratories (corelab.com/) has analyzed a number of core plugs from samples of the Waipawa and Whangai fractured shale formations provided by the Company. These shale formations are high-quality oil and gas source rocks and also 'unconventional' fractured shale reservoir units. The measured primary porosities fall in the 22%-30% range, which substantially exceed those typically measured in fractured shale plays such as the Barnett and Bakken shales in North America.

Dave Bennett, Executive Chairman of Trans-Orient commented, “We are encouraged to see such high porosities, with measured permeabilities in the range of other successful fractured shale plays. These positive results can only enhance our ability to successfully and economically produce oil and/or gas from this major unconventional resource.”

Seismic now proceeding to define drilling locations
Trans-Orient is proceeding with a seismic program to be acquired in February 2008 within the main Waipawa-Whangai shale fairway, and on other conventional exploration targets. The Company has laid out a 50km seismic program budgeted at US$1.4M to be managed by UK-based RPS Energy (rpsgroup.com/). This will identify optimal drilling locations over Trans-Orient’s defined prospects, including the Boar Hill, Pauariki and Kowhai Prospects, and detail the Mangaorapa, Arakihi, Kawakawa, Gala and Waipuka structures, which are several of the more prominent follow-on drilling targets. Geochemical sampling over the past year has also revealed elevated levels of hydrocarbons at ground surface over certain of these features.

Dr. Bennett stated, “The seismic data collected will immediately be processed, leading up to a multi-well exploration drilling campaign. This initial drilling will target a number of potential sandstone reservoirs at depths under 1500m, as well as fractured shale targets.”

Sproule International Ltd. (sproule.com) has recently completed an independent assessment covering the conventional exploration prospects. The report estimates the mid-range undiscovered resource potential on the Company’s prospects in its East Coast permit areas at approximately 1.7 billion barrels of oil equivalent in place.

Shallow oil and gas field development
Trans-Orient also plans to investigate commercialization of two shallow producing features in the northern permit area. The Waitangi-1 well (1912) continues to actively produce high-quality oil from a sandstone reservoir at a depth of 700 feet. Trans-Orient plans to survey this well’s productive capacity, and will acquire a detailed seismic survey around the well, re-drill at the location, and lift oil using beam pump technology, as circumstances justify.

Further north at Te Puia Springs, for many years shallow bores collected gas with associated oil used for heating by the nearby hospital. These continue to flow natural gas very actively. Trans-Orient will conduct flow rate tests on these old boreholes in order to better assess the commercial potential for both electricity generation and oil recovery.

“Given positive results at either of these projects, we can rapidly and cost-effectively proceed to profitable development.” said Dr. Bennett. “Interestingly, these long-lived oil and gas seeps also demonstrate the production potential of the underlying Waipawa-Whangai fractured shales, which immediately underlie these primitive wells.”

For further information please visit our website or contact:
Dan Brown +1.604.682.6496
dbrown@iremco.com
www.transorient.com

Disclaimer:
The term “barrels of oil equivalent” or "boe" may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (6 mcf) to one barrel (1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The term “undiscovered resources” refers to those quantities of oil and gas estimated, on a given date, to be contained in accumulations not yet discovered. There is no certainty that any portion of the undiscovered resources will be discovered or that, if discovered, it will be economically viable or technically feasible to produce.

Forward-Looking Statements:
This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future operations, undiscovered hydrocarbon resource potential, exploration, potential reservoirs, prospects, leads and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results may differ materially from those in the forward-looking statements due to factors such as market prices, exploration successes, continued availability of capital and financing, and general economic, market, political or business conditions. Please see our public filings at www.sedar.com for further information.